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FOIA Confidential Treatment Requested
By Cameron International Corporation
Pursuant to 17 C.F.R. §200.83

September 3, 2015

H. Roger Schwall
Assistant Director
Office of Natural Resources
United States Securities and Exchange Commission
Washington, D.C. 20549

Mail Stop 4628

Re:               Cameron International Corporation
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 20, 2015
Form 10-Q for the Fiscal Quarter Ended June 30, 2015
Filed July 24, 2015
File No. 001-13884

Dear Mr. Schwall:

Set forth below is our response to the comments and request for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 13, 2015. For your convenience, the comment provided by the Staff has been included in the letter preceding our response. References within the response and acknowledgements to “we,” “us,” “our” and the “Company” herein refer to Cameron International Corporation.

With respect to comment 8, we are simultaneously sending the Staff a supplemental response, submitted with a request for confidential treatment pursuant to the provisions of 17 C.F.R. §200.83, containing information responsive thereto.
Form 10-K for Fiscal Year Ended December 31, 2014

General

SEC comment:

1.
Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria, if any, since your letter to us dated January 25, 2013, whether through subsidiaries, distributors, partners, customers, ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Management Response:

As noted in the Staff’s letter, we have an incorporated joint venture with Schlumberger. This joint venture, OneSubsea (“OSS”), is owned 60% by the Company and 40% by Schlumberger. The Company controls and manages OSS, and OSS is consolidated with the Company for accounting purposes.  Additionally, OSS is managed in accordance with the Company’s compliance policies, including our code of conduct and global sanctions policy, and OSS is subject to the oversight and supervision of the Company’s corporate functions, including our compliance department. The Company’s policies require compliance with applicable laws, which prohibit unlawful dealings with Syria and Sudan.

The Company conducted a review to determine what contact, if any, any of the Company, its subsidiaries or its affiliates, including OSS, might have had with Sudan and Syria during the period in question to form the basis for our response.

Since our letter of January 25, 2013, we have been contacted infrequently regarding business opportunities in Sudan and Syria by non-US companies that were not affiliated with the governments of Sudan or Syria.  In compliance with our policies, we have not pursued or facilitated those business opportunities.

Also since that time, the Company has not provided, does not currently provide and does not currently anticipate providing, any services, products, information or technology to Sudan or Syria, directly or indirectly.

Based upon the review we conducted to prepare this response, we are not aware of any agreements, commercial arrangements, or other contacts (since January 25, 2013 or anticipated) between the Company, directly or indirectly, and the governments of Sudan or Syria or with any entities known by the Company to be controlled by such governments.

SEC comment:

2.	Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.- designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Management Response:

As noted above, the Company has had no contracts or business with Sudan and Syria, and, therefore, none were described above or otherwise require discussion in response to this comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 26

SEC comment:

3.	We note that you provide a discussion of segment information based on the business segments identified during the fourth quarter of 2014. Please revise your disclosure to quantify underlying activities that generated income statement variances for each period presented. For example, your discussion of the Subsea Segment for 2014 states that improvements in segment operating income before interest and income taxes as a percent of revenues were due to better margin performance on large subsea projects and cost control efforts. However, your disclosure does not appear to quantify the impact of the causal factors cited. Refer to Item 303(a)(3) of Regulation S-K and, for further guidance, Section III.D of SEC Release 33-6835. Include an example of your revised disclosure in your response.

Management Response:

We acknowledge the Staff’s comment. Although we believe the Management’s Discussion and Analysis disclosures included in our previously filed annual and quarterly reports provide users of those reports with a comprehensive understanding of the Company’s results of operations and the business conditions we and our industry face, we believe that making the revisions pursuant to the Staff’s comment will provide those users useful additional information. Beginning in the Form 10-Q for the third quarter of 2015, we will revise our discussion of segment information to quantify underlying activities that generated income statement variances for each period presented.

We provide the following example of the revised Subsea segment results discussion for 2014 compared to 2013 that we will provide in our upcoming filings with the Commission.

Segment operating income before interest and income taxes as a percent of revenues
Segment operating income before interest and income taxes as a percent of revenues improved by 1.3 percentage-points, to 6.7 percent, in 2014 as compared to 2013, due mainly to better margin performance on large subsea projects (which accounted for a 1.7 percentage-point increase) and cost control efforts that limited increases in selling and administrative expenses (which accounted for a 0.2 percentage-point increase).  Partially offsetting these improvements was increased depreciation and amortization expense, largely associated with higher amortization of intangibles acquired in the second quarter of 2013 due to a full year of recognition in 2014 and additional capital spending in recent periods that reduced segment operating income before interest and income taxes as a percent of revenues by 0.7 percentage-points.

Notes to Consolidated Financial Statements

Note 16. Business Segments, page 75

SEC comment:

4.	We note that you changed your reportable segments to Subsea, Surface, Drilling, and Valves & Measurement in the fourth quarter of 2014. Please expand your disclosure to address the factors used to identify your reportable segments and to state whether any of your operating segments have been aggregated. Refer to FASB ASC 280-10-50-21. In addition, it appears that you are now disclosing operating income before interest and income taxes for each segment. Tell us whether this represents a change in the measure of profit or loss for each segment presented pursuant to FASB ASC 280-10-50-22.

Management Response:

In 2014 and early 2015, we divested our Compression businesses and subsequently made several internal management changes which included the retirement of our former Drilling & Production Systems president.  As a result, we reviewed our reportable segments and concluded they needed to be changed based on guidance in ASC 280.  We believe this change provides better transparency in how management views our business and is more useful to a user of our financial statements.

In response to the Staff’s comment, we will replace the first paragraph of Note 16 with the following expanded disclosure that addresses the Staff’s comment in future 10-K filing.

In the fourth quarter of 2014, following the divestiture of our compression businesses, the Company’s operations were reorganized into four reportable segments: Subsea, Drilling, Surface and Valves & Measurement (“V&M”), based on the guidelines of ASC 280, “Segment Reporting” (“ASC 280”). Within our four reportable segments, Drilling, Surface and V&M are comprised of a single operating segment and the fourth reportable segment, Subsea, is an aggregation of two operating segments, OneSubsea and Custom Process Systems (“CPS” or “Process Systems”).

We determined our operating segments based on how our chief executive officer (who is our chief operating decision maker) evaluates financial information, allocates resources and assesses the performance of each operating segment. In addition, each operating segment is managed by a segment president.

With respect to the OneSubsea and CPS operating segments, we determined that aggregation of these two operating segments into the Subsea reportable segment was appropriate because aggregation was consistent with the objectives and basic principles of ASC 280 and these operating segments met all of the criteria for aggregation set forth in ASC 280. On a long-term basis, these segments are expected to demonstrate similar economic characteristics, in terms of gross margin and income before interest, income taxes and depreciation and amortization. Both segments perform construction projects and offer similar or complementary products and services for the same or similar customers active in subsea oil and gas production. In some instances, OneSubsea and CPS work together to provide complementary or an integrated offering of products and services to the same customer for the same project. For the year ended December 31, 2014, the CPS operating segment’s revenues were less than five percent of the Company’s consolidated revenues.

With regard to our disclosure of operating income before interest and income taxes for each reportable segment, the December 31, 2014 measure of profit or loss reported for our segments is consistent with the measure we previously disclosed.  In both cases, the measure is income attributable to the segment.  Additionally, in neither period is that income reduced by our governance-related corporate expenses, interest or taxes.  In order to improve the clarity of our disclosure, in 2014, we incorporated improvements to the manner of presentation by revising the table’s format and specific financial line items presented (e.g. adding “segment operating” to the line item description).  However, the content communicated to a user of our financial statements is unchanged.

SEC comment:

5.	Please revise to disclose revenues from external customers for each product and service or each group of similar products and services. As part of your response, please describe the similarities and differences between the products and services presented as a group. Refer to FASB ASC 280-10-50-40.

Management Response:

We considered and evaluated the requirements of ASC 280-10-50-40 – Information about Products and Services as we prepared our segment reporting.  The guidance states a public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.

Each of our reportable segments serves a particular market and a distinct customer base, and there is relatively little product or service overlap between reportable segments. The nature of each reportable segment’s product and service offering is described in Note 16. Many of the products and services offered within each reportable segment are provided through an integrated solution to the segment’s customer base, either for a particular customer’s project or provided in support of a previously installed Cameron product.

In addition, in Note 16, we disclose the revenues for each reportable segment. With less than three percent of our revenues being between segments, the vast majority of the revenues disclosed in Note 16 are to external customers.

Accordingly, we respectfully submit that our current disclosure is in accordance with ASC 280-10-50 because it represents the most meaningful disclosure of product and service grouping possible based on the integrated manner in which our business segments serve our customers.

Form 10-Q for Fiscal Quarter Ended June 30, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

SEC comment:

6.	Disclosure in your Form 10-Q refers to diluted earnings from continuing operations per share absent certain unusual amounts which appears to be a non-GAAP measure. However, it does not appear that you have included a reconciliation to the most directly comparable GAAP-basis measure. Revise your disclosure to comply with Item 10(e)(i)(B) of Regulation S-K.

Management Response:

We acknowledge the Staff’s comment. Historically, we have included in the applicable Form 8-K filings a reconciliation from this non-GAAP measure to the most directly comparable GAAP measure.  We refer the Staff to our Q1 2015-page 8 and Q2 2015-page 7 Form 8-K filings dated April 23, 2015 and July 23, 2015, respectively.

Prospectively, we will also include the reconciliation of our non-GAAP measure to the most directly comparable GAAP measure for all periods presented in our quarterly reports on Form 10-Q and our annual report on Form 10-K.

SEC comment:

7.	You make reference to a measure of revenues minus cost of sales, excluding depreciation and amortization, divided by revenues (i.e., “gross product margins”) on page 23 of your filing. The presentation of a measure of income before depreciation does not appear to be appropriate. Revise your disclosure accordingly. Refer to SAB Topic 11B.

Management Response:

We reviewed SAB Topic 11B as noted in the Staff’s comment.  This topic describes how a company should disclose, in its income statement, cost of sales when depreciation or depletion is excluded from the line item.  Suggestions for presentation of this line are given as “Cost of goods sold (exclusive of items shown separately)” or “Cost of goods sold (exclusive of depreciation shown separately below)”.  We refer the Staff to our most recent SEC filing for the period ended June 30, 2015 where our income statement line item for Cost of sales is disclosed as “Cost of sales (exclusive of depreciation and amortization shown separately below)”.  We believe our income statement disclosure meets the disclosure requirement as noted in SAB Topic 11B.

With regard to our use of the term “gross product margins”, prospectively, beginning with our Q3 2015 Form 10-Q, we will discontinue use of this term.

Notes to Consolidated Condensed Financial Statements

Note 3. Other Costs (Gains), Net, page 8

SEC comment:

8.	We note that you recorded a goodwill impairment charge during the six month period ended June 30, 2015 related to your Process Systems reporting unit. We also note that the fair value of this reporting unit was determined to be higher than its carrying value as of December 31, 2014. Describe the assumptions used to test for impairment that resulted in the goodwill impairment charge recorded during 2015 compared to those related to the impairment testing performed during the fourth quarter of 2014. As part of your response, tell us whether the goodwill impairment testing performed in 2015 resulted in the identification of other reporting units deemed to be at risk of impairment. Refer to FASB ASC 350-20-35.

Management Response:

The Company’s annual goodwill testing date is March 31. As disclosed in Note 1 to the 2014 consolidated financial statements, we performed an interim test as of December 31, 2014 for potential impairment of goodwill in the Process Systems reporting unit based on factors impacting this reporting unit, including the decline in crude oil prices that began in the second half of 2014, and the relatively small excess of fair value over carrying value in previous impairment tests.   While the interim test indicated that the fair value of the reporting unit exceeded the carrying value, we disclosed the potential for goodwill impairment in the future based on a further decline in the estimated value of the Process Systems reporting unit should there be “(i) further declines in oil and gas prices and continued instability in the worldwide energy markets, (ii) unanticipated delays occurring in project awards, including unplanned project cancellations, or (iii) an increase in interest rates.”

In the first quarter of 2015, we recorded a goodwill impairment charge of $517 million associated with the Process Systems reporting unit.  We refer you to “Note 3. Asset Impairment Charges and Other Costs” on page 8 of our Quarterly Report on Form 10-Q for the period ended March 31, 2015, filed by the Company on April 24, 2015.  In that note, we identified the following events that occurred during the first quarter of 2015 that impacted our long-term outlook for the future cash flows of this reporting unit:

•	Ongoing changes in the energy industry,
•	A 42% reduction in month-end North American rig count,
•	Numerous deepwater project deferrals and idling of deepwater drilling rigs, and
•	Significant capital spending cuts announced by many oil and gas exploration companies, which is the primary driver of Process Systems’ business.

Also in the first quarter of 2015, the Company experienced the loss or indefinite deferral of three previously anticipated projects, which represented $308 million of revenues and $59 million of profit in our December 31, 2014 projections for the Process Systems reporting unit.  Accordingly, we revised our estimates of future activity to reflect these events and our expectation of future results given the continued decline in market conditions in the first quarter of 2015, which included a 34% decline in the quarterly average WTI spot price when compared to the fourth quarter of 2014.  The cumulative impact of these events and the related changes in assumptions comprised the majority of the decrease in the reporting unit’s value.

When determining the fair value of the Process Systems reporting unit as of March 31, 2015, our projections of future cash flows, including estimates of long-term revenue growth and profitability, were revised downward to reflect these events and the negative impact of the low commodity price environment on the long-term outlook for revenue growth and profitability in this business.

We have separately provided in hardcopy, along with a request for confidential treatment thereof, a table that summarizes the most significant changes in our estimates of the fair value of the Process Systems reporting unit based on the events and the decline in market conditions and expectations between December 31, 2014 and March 31, 2015.

With regard to the Company’s other reporting units, the goodwill impairment testing performed at March 31, 2015 did not result in the identification of any such units being deemed to be at risk of impairment. The estimated fair value of each reporting unit in relation to its carrying value at March 31, 2015 was as follows:

With regard to the Company’s other reporting units, the estimated fair value of each reporting unit in relation to its carrying value at March 31, 2015 was as follows:

Reporting unit	Fair value as a percent of carrying value
OneSubsea	130%
Surface	194%
Drilling	197%
Valves	217%
Measurement	203%

Acknowledgements:

We acknowledge that Cameron management is responsible for the adequacy and accuracy of the disclosures in the above-referenced filing.  We also understand that Staff comments or changes to our disclosures in response to SEC comments do not foreclose the Commission from taking any actions with respect to the above-referenced filings. We also understand that Cameron may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at 713-513-3300 if you have any questions.

Sincerely,

/s/ Dennis S. Baldwin
Dennis S. Baldwin
Vice President, Controller and Chief Accounting Officer